Exhibit 99.1

Undertone Sponsors 2019 Cannes Lions CMO Accelerator Programme for Marketers to
Gain Skills and Build Measurable, Sustainable Brand Equity

Dynamic event, curated by Jim Stengel, President and CEO of The Jim Stengel Company, will be catalyst for discussion and collaboration, providing actionable strategies for dealing with critical industry issues

TEL AVIV & NEW YORK – June 11, 2019 – Perion Network Ltd. (NASDAQ:PERI) announced today that Undertone, a leader in cross-platform Synchronized Digital Branding for the world’s most prominent brands, will serve as the exclusive sponsor of Cannes Lions’ CMO Accelerator Programme for the third consecutive year. The event assembles 50 of the top global marketing leaders for a dynamic, interactive and educational experience. Led by Jim Stengel, President and CEO of The Jim Stengel Company and legendary Procter & Gamble marketing executive and Undertone, the program takes place June 19-22, 2019 in conjunction with the 66th annual Cannes Lions International Festival of Creativity.

During the program, executives will work closely with Undertone’s leadership team to collaborate on innovative strategies and tactics to move their businesses forward. They will discuss current challenges, interact with visionary speakers hand-picked by Stengel and the Undertone team -- including Scott Galloway Clinical Professor of Marketing at NYU Stern & Founder/CEO, L2, Sir Martin Sorrell, Executive Chairman, S4 Capital, and Wendy Clark, CEO, DDB Worldwide -- and share industry best practices for developing transformative marketing strategies.

“As the world becomes more digital, marketers must be prepared to face the new challenges that arise in a constantly shifting environment. The Cannes Lions CMO Accelerator Programme provides industry leaders with an unparalleled opportunity to listen, learn and connect with other luminaries across industry,” said Doron Gerstel, CEO of Perion. “We are pleased to continue our relationship with Jim and the Cannes Lions team; our years as a sponsor have shown us what an incredible opportunity the program is, sparking innovation and helping CMOs drive the industry forward.”

This year, the theme for the event is “The New Leadership Mandate for Next-Gen CMOs”, and includes discussions about agency/client relationships, skills for the modern CMO and roundtable “burning issue” discussions.

“I’m excited to continue our collaboration with Undertone. Their participation in the classroom is a boon to the program and helps stimulate great conversations among these respected marketing leaders,” said Stengel. “There is no better place than Cannes Lions to provide leaders with fresh perspectives on the complexities and opportunities within today’s digital landscape.”

For more information on the 2019 CMO Accelerator Programme at Cannes Lions, visit –  www.canneslions.com/learn/leaders/cmo-accelerator-programme.

About Undertone:
Undertone, a division of Perion Network Ltd. (NASDAQ: PERI), provides cutting-edge technology solutions for the world’s leading brands. Its proprietary Synchronized Digital Branding combines data, distribution and creative to deliver cohesive stories across all critical touchpoints: screens, platforms and a transparent, customizable list of elite publishers. The AI-driven platform eliminates fragmentation, delivers much-needed revenue for publishers and, most importantly, ensures brand messaging is contextually relevant. Undertone creates stunning campaigns that align with KPIs—always with beautiful creative and in brand-safe environments. Learn more at www.undertone.com.

About Perion Network Ltd.:
Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com. Follow Perion on Twitter @perionnetwork.

About Cannes Lions:
Cannes Lions International Festival of Creativity is the world’s leading celebration of creativity in communications. Founded in 1954, the Festival takes place every June in Cannes, France. As the most prestigious international annual advertising and communications awards, entries from all over the world are showcased and judged at the Festival. The five-day Festival is the only truly global meeting place for professionals working in advertising and communications. Attendees from nearly 100 countries come to experience five days of workshops, exhibitions, screenings, master classes and high-profile seminars presented by renowned worldwide industry leaders. Winning companies receive the highly coveted Lion trophy, a global benchmark of creative excellence, for Brand Experience & Activation, Creative Data, Creative Effectiveness, Creative eCommerce, Creative Strategy, Design, Digital Craft, Direct, Entertainment, Film, Film Craft, Glass: The Lion for Change, Health & Wellness, Industry Craft, Innovation, Media, Mobile, Music, Outdoor, Pharma, PR, Print & Publishing, Radio & Audio, Sport, Social & Influencer, Sustainable Development Goals, Titanium Lions. www.canneslions.com.

Forward Looking Statements:
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2018 filed with the SEC on March 19, 2019. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Perion Network Ltd.
Investor relations
Hila Barenboim
+972 (73) 398-1000
Investors@perion.com
Source: Perion Network Ltd.